Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Absolute Return Podcast – Leadership Chat: Beachbody CEO Carl Daikeler
April 9, 2021

Corporate Participants:

Julian Klymochko - Absolute Return Podcast Host

Michael Kesslering - Absolute Return Podcast Host

Carl Daikeler, CEO and Co-founder of Beachbody

https://absolutereturn.podbean.com/e/134-leadership-chat-beachbody-ceo-carl-daikeler/

TRANSCRIPT

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Carl welcome to The Absolute Return Podcast. Super excited to have you on the show today to talk about Beachbody, which, you know, people are into working out and fitness like myself. I've known Beachbody for, geez, probably 15 years ago since I tried one of the DVDs. And I guess at that time, all you were, were basically a DVD company, as far as I know, perhaps you could get into that, but the company has really grown and developed significantly since then. Whether it be, you know, the streaming, on demand, connected fitness. All these different growth opportunities, obviously going public transaction, international expansion, M&A, all sorts of exciting things happening at Beachbody prior to getting into the future. Let's touch on the past. I wanted to get a little bit of background on your history, Beachbody. You founded it quite a while ago, 1998, with the mission of helping people achieve their goals and enjoy healthy fulfilling lives. How have you been able to accomplish that on this 23-year journey?

Car Daikeler: Well, I'm going to put that, I'm going to put an answer into the context of your question. That might help describe sort of this new chapter that we're going in as we go public on the New York Stock Exchange as “BODY”. And you know, I'm just an entrepreneur solving my own problem because I don't like working out and I don't like eating right. So, like I hate it.

Julian Klymochko: Don’t we all?

Car Daikeler: Well, some people love it and they create fitness products and cater to people who love it. The reason this company has been around for 23 years is it is literally a building full of people who don't really love it. So, we're constantly solving that problem. And when we started the company, it was literally on the basis of, you know, it was at a time in 1998 is when we raised the initial seed round. But we said, look, we're not going to be one of these companies, like these internet companies that are raising money. Round A, Round, B, C, you know, and so on. I just don't know how to run a company like that. I know how to run a company that makes a profit and free cash flow. So that's the way we did it so it would operate out of its free cash flow. And it had to have a business model that was effectively profitable in a fairly short amount of time so that we didn't have to keep going to the well to raise money. And that worked really well for us for 22 years. Except now, here we are with this digital disruption happening and my partner, John Congdon, and I, he was a co-founder. We decided that, you know what, we can't sit on our equity any longer as great as it's been to be in control of the business this way and be a private company. We want to take this thing out because we believe we've got the most scalable mass market solution to this issue of obesity and lifestyle disease, and really making the home as gratifying a place as possible to get a great workout, in and about a half an hour. So that's the reason for us now saying we're going to break our model of just financing ourselves out of cash flow and really going to pour gas on our growth, if you will, with this process of going public with a SPAC.

But going back a little bit, I mean, literally the premise is so simple, Julian, and I appreciate you having me on, like, literally it's just delivering information. Which started on VHS tapes and then went to DVD, was trying to provide rational, great technical training to people on tape and paper, if you will. Like, we're just, you know, rather than people have to hire a personal trainer for a hundred dollars a session, we're going to give them a set of DVDs. That'll take them from point A to point Z over the course of 21, maybe 90 days if it's P90X or something like that, but they're going to know what the outcome's going to be. And they can do that for the same price as one session with a personal trainer. And we would complement that to make sure they get results with meal planning and community so that they have some accountability. Like that has been the model for 20 years now. Now we find ourselves in this digital disruption and we've actually got connectivity with the end user and that's what's so scalable. We're already at 2.6 million paid subscriptions, which I believe makes us the largest health and fitness paid app in the business. We've got over 86 different programs on Beachbody on Demand. That's like a P90X or Insanity or 21-day Fix.

So, we've got this huge catalog on Beachbody on Demand. And we've got this second platform called Openfit, which already is populated. I think we've got over 300 workouts on there, but also has this new thing of like a small group training live workout, where you've got a certified trainer, workouts of 40 people or less. So, you've got somebody with their eyes on you that if you turn your camera on, who can help make some corrections. So, we've got these two distinct platforms to take advantage of this massive wave that was created last year with the pandemic where people who understand the upside of taking better care of themselves that had to move into the house from the gym. And they realized that, hey, wait a minute. There is legit solutions available to us, and it doesn't cost thousands of dollars to achieve. It costs a hundred bucks a year to access a really deep library of content. And that's where the company operates, but it's always been this holistic view. Fitness, nutrition, and friendship, community if you will. And that's what we're planning to scale.

Julian Klymochko: You mentioned legit workouts, and I have done Insanity a while back and I do a co-sign on that. It is quite difficult for anyone looking for our challenge. Now, getting into this digital transformation disruption that you guys were early in on the trend, you mentioned 2.6 million digital subscribers. You launched a service about five years ago. How did you make the transition from DVD only to a digital streaming company? I imagine that was quite difficult.

Carl Daikeler: It was a huge disruption. And honestly, I'm super proud of the company because we could easily be face down with arrows in our back because all the cash flow dynamics change, when you go to subscription model, in fact, we even looked at, should we stream, should we just unlock these workouts for people similar to a DVD model where you pay once to unlock it? So, for instance, let's take P90X, which sold for $120 dollar. Should we let people unlock it digitally? Kind of like you do with an iTunes, right? You unlock a movie and you own it forever presumably. So that was one way to do it, but that's digital rights management and that's a very complicated technology. And we thought that the value proposition was much more powerful to create a subscription business where we're constantly adding content, so effectively right now, a subscription in Beachbody on Demand is, you get, you know, I think it's close to $10,000 dollars’ worth of content for $99 dollar year.

So, the value proposition, because you're, you know, you're not going to just buy P90X once for instance, and do it over and over and over again, you're going to want to replace it. So now for $99 a year, you get access to all this content, plus four to eight new programs a year that we put in there. And we figured that that was a far more competitive subscription business that would create a real relationship between Beachbody and the customer that we could then start to personalize, start to get a feedback loop, were we could read the data, look at the usage data, understand which workouts are popular, which ones aren't, and that would steer ongoing product development. And that's why we call ourselves a leader in the space, because over the course of 20 years, we've seen what content people completely reject and what content people really celebrate.

And some of those answers would surprise people, but that was the decision. Like we just saw, in 2016, we had to go digital. And we were lucky enough that the literally tens of thousands of people who were already Beachbody loyal because of the quality of the content immediately signed up. So, we didn't start from zero. We started from, I think our, like we literally launched with a quarter of a million people were paid subscribers from launch, and it's just grown from there and we've got good engagement numbers, we've got great retention. And, and now, you know, we're pushing that even harder into this space with this public financing and with the intent to take this worldwide.

Julian Klymochko: Yeah, talking about pushing more into this digital transformation and subscription business. So, you have 86 programs, these prerecorded workouts, P90X, Insanity. But in addition to that, you're now producing live on demand content with your Openfit product. You know, how did that develop? How did that come into the product suite? And in addition to that, you guys have had tremendous growth in their digital platform. How do you compete against say like Instagram, YouTube, TikTok, all these different digital platforms out there currently?

Carl Daikeler: Okay, so that's two big important questions. So, you know, one of the things that's coming to us, like it's a torrent is, there's a lot of apps out there like you've mentioned, but there's a lot of specific fitness apps, some really good ideas with great technology. And one of those was this company Gixo that was created by the founded by Selena Tobaccowala, who is also the entrepreneur who started Evite and ran Survey Monkey. So, she's sort of an icon in breaking new ground in technology, and she formed this company Gixo, with this idea of let's give people live and video on demand training led by a NASM, National Association of Sports Medicine, certified trainer. And if people want to do it live, they can turn the on their phone.

And that trainer will be able to give them tips and form corrections, or they can do a live guided walk or a live guided run with that trainer. And she had built that inside this company Gixo, but she wasn't a marketer. She hadn't been around like we have been to understand the sensitivities and levers for marketing fitness and wellbeing.

So, it was a real opportunity for us to acquire Gixo into the openfit platform and gave us a chief digital officer who's real Silicon Valley muscle. So, these kinds of opportunities of great technology or great content that's out there, but it's under-distributed or they've got a freemium model and they really aren't sure how to convert from free to paid. This is what we do, and that gets me to the answer to your second question, you know, with the pandemic, we saw this proliferation of people providing free workouts on Instagram, on YouTube, some on TikTok and Instagram. And honestly, since the company has been around, there's been no shortage of alternatives, even less expensive alternatives. I mean, when we created P90X for $120 dollars, people were like, you're crazy. You can go to Barnes & Noble and buy a workout DVD for $14.95, why would they spend $120 dollars for this? And frankly, the reason people succeed with our stuff is there's two. First off, it's a holistic program that really is designed and tested. It takes us almost 18 months to complete a program because we're testing it to make sure that it works and we're changing it along the way so that we get good product market fit. That's something you can't afford to do if you're just putting out workouts free. Like you could get any magazine, you can figure out lunges and squats. How do I get a better butt? Like, it's all there, but how to do it, right? Like there's nothing more frustrating to the end user than being halfway through a workout. And that voice in the back of your head is like, am I really going to get any results with this? Because this hurts and this isn't fun. And so, they need that reassurance that they're going to get results, that's number one.

And number two, if they don't have skin in the game, it's just as easy to quit as it was to start for free. So, if they're just searching around YouTube and they plug in to some Pilates lady or a yoga guy or whatever, and just start to go do it, that hobby is going to become a pain in the butt and they're going to stop doing it. But once they put up a hundred bucks and they say, you know what, I'm going to sign up for this thing. And I'm going to do this 21-day program or this 90-day program. And they're surrounded by other people who are doing the same program and messaging back and forth on our platform. I'm doing this program. Did you struggle with that move? What time are you going to do it tomorrow? This real community that gets created. It's just that much stickier. And isn't that what we need? Again, I'm talking as a professional quitter that I have tried everything and quit everything until it got stickier for me. And it got stickier for me once we created our very first program, which was a program called Power 90, and that was a 90-day program that once I said, I was going to go from day 1 to day 90. I wasn't making the decision for the rest of my life. It wasn't some abstract, it was a very tangible tactic that I was going to take it through day 90 and I got the best results in my life. So that why it's different than just accessing an influencer on Instagram, where there's no proof that it works. And there's no gravitas, if you will, to show up day after day after, day after day when you don't have any skin in the game.

Michael Kesslering: So, moving forward into some of your growth prospects in the future. MYXFitness, what are you seeing with that as a platform moving forward?

Carl Daikeler: Well, Michael, it's outrageous. First off, it’s pronounced MYX and we had been looking at indoor cycling as a category for 15 years. And you know, you got to give props, Peloton built an incredible business model. And they did it with the cash flow of an incredible price point. So, we were looking at the market at other manufacturers, other alternatives, where we could do two things. First and foremost was, how do we bring the Beachbody way of producing content to this model? So that when people access our indoor cycling content, their brains explode, because it's so good. That it’s every bit as exciting and engaging as going to a class and gets you there the next day. And you start to get to know the people, the trainers and the other participants, that was number one. And number two, how do we approach it in a way that Beachbody always has, which is, to be accessible? And what I mean by that is, we want to be the Peloton for the other 99%. There there's no doubt Peloton has been extremely successful, but they've done it at a price point and they've done it with a certain flair and with a certain edge. That's great, and they've done it at a price point that is not the right price for many people and MYX, when we found them. They were successful right out of the gate, they sold 27,000 bikes in their first year of business, last year. Not on the leaderboard, you know, which can be quite intimidating for the masses if you will, because that bike sits there as this little competition waiting for you to get on it.

And you got to be psyched up to get on there. And how hard am I going to push? As the leaderboard and not everybody is an alpha. Some people just want to get on the bike and know that they're getting a good workout. And that's based on hitting a certain heart rate or training zone at certain parts of the workout. And that was the basis around which MYX built their platform, not around a leaderboard, but around being half the price of what Peloton was charging for a bike and a lower cost subscription, and an approach to content, and an experience that was very accessible, that fit the Beachbody model. And we immediately engaged in conversations about putting the companies together.

Michael Kesslering: Very interesting. And so, moving a bit to the financial side, one of the things that your investor presentation mentions is that your media investment is variable. And, so when you're looking at what the right level of investment into marketing spends. How are you getting to those levels? Is there a certain hurdle rate for ROI that you're looking at? How are you going about that?

Carl Daikeler: It's always a process of managing cost of acquisition with lifetime value, okay? Now like Julian said at the beginning, the very essence, the foundation on which the company is built is, help people achieve their goals to lead healthy fulfilling lives. And what that means is, we're not trying to get everybody to be Beachbody customers. We'd love it, but we really, I don't want people to fail at a Beachbody or an OpenFit program. I want them to succeed, which means I only want the customers who understand it's time for them to step up and take control of their fitness, their nutrition, and the choices around their wellbeing, including sleep or meditation. So that means we come at a price point and we will spend up to a certain level to attract that customer, but not more, because I don't want to try to get everybody. I don't want to be in the red when we're attracting customers who are just going to a trip out. I want somebody who's going to be a highly retentive customer, which means they're going to have a predictable lifetime value. And that's going to be both a valuable business and a good value exchange between us and the customer, because they understand. They have to step up to a certain point, and what they will get back from Beachbody is a program that has been tested for 12 to 18 months and will absolutely 100% work if they show up for it. And because of that, we've got a predictable model with a relationship between customer acquisition and lifetime value.

Now I have to be careful. I'm not sure what we've shared in all those documents, is only 800 pages of filing. So, I can't get into the specifics because I'm not sure if they're in there, but I will say that the variable numbers really vary based on what is the payback period. And that's what's so exciting as an investment opportunity. This is why I'm leaving all my money in the company, because I'm not taking anything out during this transaction, because this will be the first time for this company that has done $11 billion dollars in sales, since its inception. And understand, we’re not trying to find a path to profitability. We know how to create profit. The question is, what's the timeline of that profitability? Because when we were financing the company out of cash flow, I had to turn cash within 60 days, you know, sometimes within 45 days. But now, because we've got more access to capital through this transaction, I'll be able to, as long as I know that I'm going to be profitable, I'll be able to go 12, 13, 17, 18 months to be cash flow positive on that customer acquisition, which means we can be more liberal with our media spend, drive more branding at the top of the funnel, drive stronger performance marketing in the middle of the funnel, and also be more supportive and proactive about this model of micro influencers, or basically our customers turn into affiliates or ambassadors for the business, because frankly, it's their hard work, which creates these walking billboards out there. And we want to support that and encourage that to attract their friends and family members, because we've all seen the dynamic.

When you lose 20 pounds, 30 pounds, 40 pounds, and you walk into a room, you go home at Thanksgiving and everybody's like, what happened to you? You become the center of attention at the room. And that creates incredible demand right there. Customer acquisition happens. It would be wrong literally. It would be criminal for us to take all the money when that person just did the 90 days of P90X to lose that weight. And they don't get to share the demand that got created from their hard work. So, there's this idea of what we call micro influencers or social commerce, if you will. Where, okay, I'll draw a comparison. Airbnb, you got a spare room. You go to Airbnb, you can list it, or you can find a room. In our case, you want to change your lifestyle? People can start a group and they can invite people and they can monetize their decision to start that healthy lifestyle. And as people around them start to see them succeed, they can be a part of that. And that's unique in the industry where the person who's making the choice to be a part of it actually gets to participate in the upside that's getting created. And when you think about 150 million people in North America, overweight or obese who have the opportunity now to monetize that opportunity like an Airbnb or like an Uber, but of fitness, that's really exciting. These are the initiatives that have already proven profitable, that we get to go deeper and be a little bit more patient about how we build those businesses as we go public.

Julian Klymochko: So, let's double click on this going public transaction. Obviously, a massive milestone in the company's 23-year history. This recently announced merger with SPAC Forest Road Acquisition, bowing the company at 2.9 billion. You mentioned one of the main reasons is to really capitalize on the growth opportunities presented by this digital transformation and disruption happening. So why now for this deal?

Carl Daikeler: Like I said, because of the disruption, we just didn't want to get left behind, you know, there's a business model here that has been financed largely out of cash flow. We did bring on some private equity when we needed to make the technological transition, and that has a different capital expense.

Julian Klymochko: So, when was that? Was that about, you know, a few years ago?

Carl Daikeler: In 2014, we brought on a hundred million dollars and then that matured, and we just replaced that. That was private equity, and then we brought on growth equity. But basically, just bought out the prior, L&K was the first private equity investor. And then Raine Group came in with the intent, all of us having the intent that it's time to take this thing out. And, you know, not let it be the best kept secret and connected and digital fitness, but give it its moment in the sun, if you will. And, you know, that meant that, you know, I needed to take some dilution. I've been in a fortunate position of being the controlling shareholder for 22 years, but I've also got option holders in the company that have been around since we started it. So, it made sense to get them in the money if you will.

And really the only way to do that was to take it public. And we saw the SPAC opportunity really brought three very significant benefits to us. And you know, it's funny, you never know what somebody's opinion on a SPAC is, on that whole concept, but for us, it's a legitimate alternative to market for three reasons. One speed to market, you know, an IPO can take two years now. Luckily, we've got a finance department that has been working their way with audited financials and so on. So, we were really prepared for this moment in time, but still the time is right with this digital disruption for us to literally be the second alternative now in the market, you got, you know, Peloton with a market cap over $30 billion dollars right now on roughly forward-looking, you know, call it $4 to $5 billion in sales. And here we are with forward-looking $1.1 billion dollars in sales and a market cap of 2.9. So, there's a very compelling alternative investment for people who want to invest in the digital disruption of a $1.5 trillion industry. So, the timing was good for us to get public, if you will.

Second FRX was like a crazy good opportunity for us because Tom Staggs, former CFO. Long time, or I think 25 years, CFO of Disney and Kevin Mayer. He's the guy who built ESPN+, built Hulu, built Disney Plus, you know, these guys know how to scale a digital content company and quite frankly, representing to the investor marketplace. Representing to Wall Street, that this is investible. The fact that these two guys who they were the ones who brought in Marvel to Disney, who brought in Pixar, who brought in Lucasfilm. For them to then in their first big transaction, after leaving Disney to say, what company are we going to choose for our SPAC? For them to pick Beachbody was a major badge of honor for us.

And Kevin's joining our board, which gives us a major competitive edge to see at an altitude that we aspire to reach. So, we're punching above our weight right now. And third, this opportunity at the same time to merge with MYXfitness when connected fitness like Peloton and Tonal and Mirror is capturing the imagination and seeing quite incredible valuations, was a really fortuitous thing to do at the same time. So, this three-way merger with FRX, Beachbody and MYX is a great combination, and that could not have been executed in the normal IPO process.

Michael Kesslering: Absolutely, and when you do look at the pro forma company, you will have a substantial amount of cash on the balance sheet with the pipe financing, and then the cash and trust of the SPAC. Assuming that is all kept on the balance sheet, when you're looking at the use of proceeds for that cash moving forward, what are some of the key growth initiatives that you're seeing within M&A and some of your international expansion?

Carl Daikeler: Yeah, well, it goes back to that first category. Now we have the ability to finance a little bit longer runway to be positive on lifetime value of the customers that we attract. So that's just going to unlock, you know, we got to 2.6 million paid subscribers out of cash flow. Imagine what I can do when I can be a little bit more patient with recouping that capital, I don't have to turn it as fast. How much more media can I spend into our profitable business model? But being 18 months patient versus two months patient. The very different dynamic, but capital allocation is really important. And one of the things that we have been cautious about is international expansion, because we didn't want to get out over our skis. But we know that there's demand particularly in Europe and Australia for our content and our business model, and also the Pacific rim.

So, this will allow us to have the capital to expand internationally. Cause right now we're, you know, the $1.1 billion that we're forecasting for 2021 is 99% North America or U.S. and Canada specifically. Third, there are some supply chain touch ups that we want to do. We did see, you know, everybody has had their supply chain challenged during the pandemic. And we saw where some of the spots that we can make it a little bit more proprietary. So, we've got some control of the supply chain. The good news is MYX is one of the reasons that we are doing that merger is they have that all dialed in and have the ability to even exceed the scale that we're currently forecasting from a supply chain point of view. So that's not where we need it. It's in the area of supplements and accessories that we want to have control of both sourcing ingredients, mixing ingredients, and fulfilling it and packaging it and fulfilling it.

The next area is one that we're probably the most excited about, and that is M&A. The M&A activity that's coming our way is really shocking. It goes in really the two categories of products that there's great products out there that can benefit from the scale and expertise that Beachbody built over the course of 20 years, like great products that just are under distributed. They don't know how to run a model based on an appropriate balance between customer acquisition, cost and lifetime value. They're trying to figure that out. They think you just budget media expense, they go advertise, they're out of their money, but they didn't acquire enough customers to refill.

And they got to go raise more money or whatever. So that's when we say, hey, we know how to run this business model in a way that is long-term cash flow positive. And so, we've got the opportunity to acquire companies with great product. Likewise, there are companies who have achieved incredible penetration in the app world with millions and millions of downloads and free subscribers, but they haven't converted them into a premium experience. Which means that we've got the opportunity to bring people into our business model, because even for those people, like I will even argue for the hundreds of millions around the world. For the hundreds of millions of people who have downloaded apps and never used them. They downloaded those apps with an intent, they wanted to use, they wanted to do something, but something about the Onloading or the Onboarding or the engagement or the content that was actually in the app was not up to par. We've got the opportunity now to acquire audience and bring it into a superior experience at a very cost-effective price. So, when you look at that to have 400 plus million dollars on the balance sheet, a company that's used to operating purely out of free cash flow, that's a very powerful war chest to take into the M&A market. And that's what we're super excited about.

Julian Klymochko: So once this business combination with Forest Road closes as expected in Q2. You will be up and trading under the symbol Body. At that point, Carl, I just want to give you the platform to tell your story with respect to investors, the case for the stock for example, you know, some of your comparable on the digital subscription side, Spotify, Netflix, Disney, you got Peloton and the connected fitness side and Peloton huge market winner up 4x in the past 18 months. Where are you positioning yourself in the market? And really, what is the story to investors? Why should they pay attention to Body stock in an environment where there's, you know, Disney, Peloton, all these other exciting stories to potentially invest in?

Carl Daikeler: Well, I think all of those other investments are good as long as there's upside to them. That's what you're looking for. And I think there's really two important things. Look, I'm an investor too, right? So why am I leaving my money in this company right now? When there is more demand, there was more demand in the pipe, for instance, than we were selling, and I didn't add any of my own equity to that to sell at this price. And that's because I believe in the upside and I believe in the upside because I know the management team. Look, no company gets a free pass, but I believe for my own money, that Beachbody is the best opportunity that I can invest my money in because of the experience of the management team, the opportunity of digital disruption, again, 62 million people, you know, on the fence with where they are with their gym memberships right now, another 150 million people in North America who have never joined a gym or who are overweight or obese and not focused on their wellbeing.

However, we have a wellbeing problem. We got a wellness and an immunity problem in the world that can be served by being more active and making better food choices. And I know this company, Beachbody has the determination and focus because we've been through enough wars over the course of 20 years. For any fitness company to survive 20 years means we know how to adjust. We're agile and focused, and there's not a lot of fitness companies out there, they come and go. And the reason this company has stuck around through VHS, DVD, now digital, and now through a pandemic and through this disrupted marketplace is because we are a great wartime company. We understand the dynamics of what it takes to be disciplined, focused, and allocate capital where it's going to give us the right return. So, you know, a 3X valuation roughly little bit less than 3X valuation on a forward-looking 12 months is quite a compelling investment scenario compared to the companies that you listed there. But here's what I know, and here's what I can say to the investment community.

What you're investing in is management and can management get this done? And as CEO of this business, I don't know how long it's going to take us. I do know that I've been at this for over 20 years, and I feel like I'm just getting started. The $11 billion dollars that we've generated over the course of our lifetime is like a Petri dish that just proved the premise. And I want to take this thing out and I want to add a zero to all those numbers. And I want to add a comma to all those numbers. And I know the markets there. I know the Tam is there and now the capital is there. So, I'm an investor and I hope some other people will come along for the ride.

Julian Klymochko: And certainly, the proof is in the pudding. Building this over 23 years to a $2.9 billion dollar valuation, $11 billion in cumulative sales. You also mentioned, having tremendous skin in the game. This is not an exit for you. You still have a large portion of equity in the company. You also mentioned the discount evaluation versus the comps. Forecast, 30% growth CAGR. So, and this really positive theme that is attracting a lot of investors, it's really being in the right spot, which is the digital subscription, the connected fitness. Now, Carl, before letting you go today, I want to put you on the spot at Beachbody have 86 programs, which is your personal favorite and why?

Carl Daikeler: Oh, I'm going to cheat. I'm going to give you a cheap answer back. The next one, because this is what we do. Remember I told you, I don't like working out, so I'm always solving my own problem. And we've got one coming out this summer that I am so excited about. I can't wait to do it, and I'm watching it get designed and come together. And I'm like, I can't wait to do that. And by the way, so that'll come out in July. And then when I'm done that we can talk in August and you'll ask me, what's your favorite program? And I'll tell you about the next one. And that's what's beautiful about this business. It's not, hey, we sell bikes, get a bike. And that's what you're going to do. You subscribe to this company, you're a part of this company.

We are innovating and reinventing on a monthly basis. It's constantly changing shape and reacting to the marketplace and the data that we get. So, look, you know, it started for me with Power 90, then P90X, then Insanity, then 21-day Fix, and 21-day Fix Extreme, then LIIFT 4 and Morning Meltdown 100 and most recently 9 Week Control Freak which is you know, this program using a sort of a resistance band system attached to the door and all of these breakthroughs at the time. I've fallen in love with them and I do them. And then I go, oh, wait, here's a couple of areas that I'd like to innovate on. And we've got eight different development teams at different stages of testing their programs. And we put these new innovations in place, and you know, it's interesting. We've got two guys in the mix now. We've got Kevin Mayer from Disney and he was telling me about the Disney way, which pluses up things, right? There's just a difference in Disney movies. They're a little bit elevated, and I look at our development team as the Beachbody way. You can produce a workout, no big deal, put the cameras on and get some good people to bark out some commands and you'll get a great workout, but then there's the Beachbody way. And that is done with such attention to detail and queuing and the customer experience that makes everyone your favorite. And I hope people give it a shot. And I really appreciate the opportunity to tell my story today on your podcast. It's really been great.

Julian Klymochko: And speaking of which, potential customers who want to give it a shot or investors want to learn more about the company, where's the best place to find out more about Beachbody?

Carl Daikeler: Well, thebeachbodycompany.com is our corporate website. That gives you a little bit of a snapshot of macro level of the various components of the business from an investor standpoint. And then we've got two platforms Openfit and Beachbody on Demand. And, you know, really, we just want people to poke around, find the one that really suits them, and what appeals to them. At the end of the day, you know, it's really less about the platform and more about the underlying program that you find. And kind of like, you know, you might have a subscription to Disney Plus, Netflix or Hulu, but at the end of the day, you really don't care about the macro brand. What you care about is, does it have that show you want to watch? And what I want people to do is look around the various platforms and go, Ooh, that's the show I want to watch. That’s the thing I want to do tomorrow morning. You know, it's funny. I was on the phone with one of our trainers, the insanity trainer, Shaun T. He's creating a program called, Let's Get Up. It's a dance program that's coming out this spring and we're shooting it in Maui. And I was talking about, and I was like, how do you feel about shooting our first ever Beachbody program shot with this background of the Hawaiian Islands? And he said, you know, he's famous for the basketball court where he shot Insanity. And he said, I'm so excited that the customer's going to be able to wake up at six in the morning and take a mini vacation with me and dance and lift and sweat, but do it with this incredible view. And that's what's fun about our job. You know, we can get an idea on Sunday night and we'd come into the office Monday morning and we get to work innovating. And what's most gratifying about it is, the feedback that we get from the customers. If you could see the office down the hall, you'd see it's lined with before and after photos of people who have submitted their results to us, and can't believe what they've been able to achieve in the convenience of their own home, and that's what we're so proud of.

Julian Klymochko: That's awesome to hear. Really, the mission behind the company being successful and the tremendous financial success as well. So, congratulations, thank you for sharing your story on the podcast today and wish you all the best one for it.

Carl Daikeler: Really my pleasure. Thanks guys.

Julian Klymochko: Alright, bye everyone.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

9